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                                  EXHIBIT 12.1

                             FLEMING COMPANIES, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                           FISCAL YEAR ENDED THE LAST SATURDAY IN DECEMBER                  28 WEEKS ENDED
                                      1997        1998          1999         2000          2001       JULY 14, 2001  JULY 13, 2002
                                    ---------   ---------    ---------    ----------    ------------  -------------  -------------
                                                      (IN THOUSANDS OF DOLLARS)
Earnings:
    Pretax income                   $  82,685   $(598,202)   $ (62,581)   $ (200,889)   $     62,799   $      4,623   $     56,620
    Equity investment results              --          --           --            --              --             --           (260)
    Fixed charges, net                197,923     195,956      193,263       198,413         184,166        100,198        104,751
                                    ---------   ---------    ---------    ----------    ------------   ------------   ------------
Total earnings                      $ 280,608   $(402,246)   $ 130,682    $   (2,476)   $    246,965   $    104,821   $    161,111

Fixed charges:
    Interest expense                $ 162,506   $ 161,581    $ 165,180    $  174,569    $    165,534   $     91,937   $     93,089
    Portion of rental charges
      deemed to be interest            35,050      33,948       27,626        23,331          18,134          7,994         11,427
    Capitalized interest and debt
      issuance cost amortization        1,186         604        1,117         2,051           7,950          3,534          4,909
                                    ---------   ---------    ---------    ----------    ------------   ------------   ------------
Total fixed charges                 $ 198,742   $ 196,133    $ 193,923    $  199,951    $    191,618   $    103,465   $    109,425

Deficiency                                      $ 598,379    $  63,241    $  202,427

Ratio of earnings to
    fixed charges                        1.41       (2.05)        0.67         (0.01)           1.29           1.01           1.47



"Earnings" consist of income from continuing operations before income taxes, equity investment results and fixed charges excluding capitalized interest. Equity investment results are excluded from earnings in periods when income is generated. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consist of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest and debt issuance cost.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.

Under the company's long-term debt agreements, "earnings" and "fixed charges" are defined differently and amounts and ratios differ accordingly.